Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164 www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES 2016 ANNUAL AND SPECIAL MEETING RESULTS

May 5, 2016, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG, NYSE: MGA) announced voting results from its 2016 annual special meeting of shareholders held today. A total of 292,439,538 Common Shares or 73.37% of our issued and outstanding Common Shares, were voted in connection with the meeting. Shareholders voted by a show of hands in favour of each item of business. Based on proxies received prior to the meeting and votes cast in person at the meeting, each director nominee was elected by a substantial majority as follows:

Scott B. Bonham	99.92%
Peter G. Bowie	99.92%
Hon. J. Trevor Eyton	97.68%
Lady Barbara Judge	99.88%
Dr. Kurt J. Lauk	99.92%
Cynthia A. Niekamp	99.92%
Dr. Indira V. Samarasekera	99.51%
Donald J. Walker	99.92%
Lawrence D. Worrall	99.62%
William L. Young	99.51%

Additionally, Magna’s advisory “say on pay” vote received 83.40% support, the special resolution approving the amendment of Magna’s articles of incorporation to remove Section 10 of the Corporate Constitution vote received 99.67% support and the resolution ratifying and confirming the repeal of By-Law 1B-92 and the adoption of By-Law No. 1 vote received 98.84% support based on proxies received prior to the meeting and votes cast in person at the meeting.  Full results of the votes are included as Appendix “A” to this press release.

Contact
For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 305 manufacturing operations and 93 product development, engineering and sales centres in 29 countries.  We have over 139,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

Appendix “A”

VOTING RESULTS - 2016 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

	Votes For		Votes Withheld/Against
Resolution	#	%	#	%
Elect Scott B. Bonham as Director	281,566,371	99.92	221,535	0.08
Elect Peter G. Bowie as Director	281,569,656	99.92	218,250	0.08
Elect Hon. J. Trevor Eyton as Director	275,238,988	97.68	6,548,917	2.32
Elect Lady Barbara Judge as Director	281,462,716	99.88	325,189	0.12
Elect Dr. Kurt J. Lauk as Director	281,566,970	99.92	220,936	0.08
Elect Cynthia A. Niekamp as Director	281,572,176	99.92	215,730	0.08
Elect Dr. Indira V. Samarasekera	280,407,455	99.51	1,380,450	0.49
Elect Donald J. Walker as Director	281,574,028	99.92	213,878	0.08
Elect Lawrence D. Worrall as Director	280,714,850	99.62	1,073,056	0.38
Elect William L. Young as Director	280,397,839	99.51	1,390,066	0.49
Re-Appointment of Deloitte LLP as Auditors	291,653,592	99.74	749,027	0.26
Advisory Resolution on Approach to Executive Compensation	235,004,221	83.40	46,780,378	16.60
Special Resolution to Amend Articles of Incorporation	280,868,114	99.67	919,303	0.33
Resolution to Ratify and Confirm new General By-Law	278,507,252	98.84	3,280,164	1.16